SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                 SCHEDULE 13D
                                (Rule 13d-101)

                                 (Amendment 1)*

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                         Questcor Pharmaceuticals, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    232808105
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                                 (CUSIP Number)

                          Neal C. Bradsher
                          Broadwood Capital, Inc.
                          724 Fifth Avenue, 9th Floor
                          New York, New York 10019
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 13, 2006
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  232808105
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadwood Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

      3,153,360

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,153,360

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,153,360

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.6%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No.  232808105
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadwood Capital, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,153,360

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,153,360

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,153,360

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.6%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No.  232808105
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Neal C. Bradsher

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC, AF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     85,311

8.   SHARED VOTING POWER

     3,153,360

9.   SOLE DISPOSITIVE POWER

     85,311

10.  SHARED DISPOSITIVE POWER

     3,153,360

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,238,671

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.  232808105
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     Questcor Pharmaceuticals, Inc., Common Stock (the "Shares")

     3260 Whipple Road
     Union City, California 94587

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by Broadwood Partners, L.P. ("Broadwood Partners"), Broadwood Capital, Inc. ("Broadwood Capital"), the general partner of Broadwood Partners and Neal C. Bradsher, the President of Broadwood Capital (each of Broadwood Partners, Broadwood Capital and Neal C. Bradsher may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

Broadwood Partners is a Delaware limited partnership with its principal business address at 724 Fifth Avenue, 9th Floor, New York, New York 10019. Broadwood Capital is a New York corporation with its principal business address at 724 Fifth Avenue, 9th Floor, New York, New York 10019. Neal C. Bradsher is a United States citizen whose principal business address is c/o Broadwood Capital, Inc., 724 Fifth Avenue, 9th Floor, New York, New York 10019.

The Shares reported herein are held in the name of Broadwood Partners.

     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof Broadwood Partners may be deemed to beneficially own 3,153,360 Shares.

As of the date hereof Broadwood Capital may be deemed to beneficially own 3,153,360 Shares.

As of the date hereof Neal C. Bradsher may be deemed to beneficially own 3,238,671 Shares.
No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Reporting Persons acquired their Shares of the Issuer for investment purposes.

The Reporting Persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer;
(d) any change in the present  Board of Directors or  management  of the Issuer;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

Neal C. Bradsher, a Reporting Person, serves on the Issuer's Board of Directors.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 3,153,360 Shares, constituting 4.6% of the Shares of the Issuer, based upon the 68,635,606 Shares outstanding as of December 13, 2006.

     Broadwood Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,153,360 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,153,360 Shares.

Broadwood Partners specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 3,153,360 Shares, constituting 4.6% of the Shares of the Issuer, based upon the 68,635,606 Shares outstanding as of December 13, 2006.

     Broadwood Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,153,360 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,238,671 Shares.

Broadwood Capital specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Neal C. Bradsher may be deemed to be the beneficial owner of 3,238,671 Shares, constituting 4.7% of the Shares of the Issuer, based upon the 68,720,917(1) Shares outstanding as of December 13, 2006.

---------------------
1 The number of outstanding shares is based on the 68,635,606 shares the Company reported outstanding as of December 31, 2006, adjusted for warrants held by Neal C. Bradsher.

     Neal C. Bradsher has the sole power to vote or direct the vote of 85,311 Shares; has the shared power to vote or direct the vote of 3,153,360 Shares; has sole power to dispose or direct the disposition of 85,311 Shares; and has shared power to dispose or direct the disposition of 3,153,360 Shares.

Neal C. Bradsher specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit A. The transaction was carried out pursuant to a purchase agreement entered into between Broadwood Partners, L.P. and the Issuer.

(e)  Effective  December  13,  2006,  the  Reporting  Persons  ceased  to be the
beneficial   owners   of  more   than   5%  of  the   Shares   of  the   Issuer.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On December 7, 2006, Broadwood Partners, L.P. and the Issuer entered into a purchase agreement. Broadwood Partners, L.P. purchased 200,000 shares at a purchase price of $1.45.

--------------------------------------------------------------------------------
Item 7. Material to be Filed as Exhibits.

Exhibit A: Agreement  between the Reporting  Persons to file jointly
Exhibit B: Schedule of Transactions in the Shares of the Issuer in the last 60 days
Exhibit C: Form of Purchase Agreement dated as of December 7, 2006 (filed with the Commission on Form 8-K by the Issuer on December 8, 2006 (incorporated by reference))
--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Broadwood Partners, L.P.
By: Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher
    --------------------------


Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher
    --------------------------



/s/ Neal C. Bradsher
    --------------------------
    Neal C. Bradsher


December 22, 2006



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                               Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated December 22, 2006 relating to the Common Stock of Questcor Pharmaceuticals, Inc. shall be filed on behalf of the undersigned.


Broadwood Partners, L.P.
By: Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher
    --------------------------


Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher
    --------------------------


 /s/ Neal C. Bradsher
--------------------------
     Neal C. Bradsher



December 22, 2006

                                                                       Exhibit B


                           TRANSACTIONS IN THE SHARES

                        TRANSACTIONS BY BROADWOOD PARTNERS
    Date of                    Number of Shares
  Transaction                   Purchase/(Sold)                 Price of Shares
    12/13/06                        200,000                          1.45









SK 22056 0001 732634